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VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention:	Erin Donahue
Evan Ewing

RE:	International Paper Company
Preliminary Proxy Statement on Schedule 14A
Filed August 23, 2024
File No. 001-03157

Ladies and Gentlemen:

On behalf of our client, International Paper Company, a New York corporation (the “Company”), we submit this letter setting forth the response of the Company to the comment provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its comment letter dated August 30, 2024 (the “Comment Letter”), relating to the above-referenced Preliminary Proxy Statement on Schedule 14A, as filed with the Commission on August 23, 2024 (the “Proxy Statement”).

SKADDEN, ARPS, SLATE, MEAGHER & FLOM (UK) LLP, A LIMITED LIABILITY PARTNERSHIP REGISTERED

UNDER THE LAWS OF THE STATE OF DELAWARE, IS AUTHORISED AND REGULATED BY THE SOLICITORS REGULATION AUTHORITY UNDER REFERENCE NUMBER 80014.

A LIST OF THE FIRM’S PARTNERS IS OPEN TO INSPECTION AT THE ABOVE ADDRESS.

U.S. Securities and Exchange Commission

September 3, 2024

In response to the comment set forth in the Comment Letter, the Company has revised the Proxy Statement and is filing Amendment No. 1 to the Proxy Statement on Schedule 14A (the “Amended Proxy Statement”), together with this response letter.

For your convenience, we have set forth the comment of the Staff from the Comment Letter in bold and italics below, and provided our response below. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Proxy Statement.

General

1.

We note your disclosure that the New International Paper Shares will be issued pursuant to an exemption from the registration requirements provided by Section 3(a)(10) of the Securities Act. Please provide us with a detailed factual and legal analysis setting forth why you believe you may rely on this exemption. Please also revise your disclosure where appropriate in the proxy statement to discuss the exemption in further detail. Refer to Staff Legal Bulletin No. 3A.

Response:

The Company respectfully acknowledges the Staff’s comment and respectfully advises to the Staff that the issuance of the New International Paper Shares pursuant to the Acquisition will meet the requirements to be issued pursuant to the exemption from registration provided by Section 3(a)(10) of the Securities Act. Specifically, Section 3(a)(10) of the Securities Act provides an exemption from registration based on a court or a government agency’s approval of the fairness of the offering. In Staff Legal Bulletin No. 3A, the Staff expressly stated its view that the term “any court” in Section 3(a)(10) of the Securities Act may include a foreign court (such as, in the case of the Acquisition, the High Court of Justice of England and Wales (the “Court”) considering a scheme of arrangement (“Scheme”)), provided all relevant requirements that apply to exchanges as approved by US courts, as set out below, are met:

1.	The securities must be issued in exchange for securities, claims or property interests; they cannot be offered for cash.

2.	A court or authorized governmental entity must approve the fairness of the terms and conditions of the exchange.

3.	The reviewing court or authorized governmental entity must:

a.	find, before approving the transaction, that the terms and conditions of the exchange are fair to those to whom securities will be issued; and

b.	be advised before the hearing that the issuer will rely on the 3(a)(10) exemption based on the court’s or authorized governmental entity’s approval of the transaction.

U.S. Securities and Exchange Commission

September 3, 2024

4.	The court or authorized governmental entity must hold a hearing before approving the fairness of the terms and condition of the transaction.

5.	A governmental entity must be expressly authorized by law to hold the hearing, although it is not necessary that the law require the hearing.

6.	The fairness hearing must be open to everyone to whom securities would be issued in the proposed exchange.

7.	Adequate notice of the hearing must be given to all those persons.

8.	There cannot be any improper impediments to the appearance by those persons at the hearing.

With respect to the Acquisition, we note the following, which is responsive to the requirements of Section 3(a)(10) of the Securities Act:

1.

Under the terms of the Offer, which is an all-share combination, the DS Smith Shareholders will be entitled to receive, for each DS Smith Share held by such DS Smith Shareholder, 0.1285 new shares of Common Stock of International Paper. This aligns with the requirements under Section 3(a)(10) of the Securities Act, as the new shares of Common Stock of International Paper will be issued in exchange for securities and not for cash.

2.

In order for the Acquisition to be completed, the Court is required to sanction (i.e., approve) the Scheme. Specifically, the Court will hold a hearing to assess whether the Scheme is fair to all affected parties, including the DS Smith Shareholders (the “Court Sanction Hearing”) and the Acquisition may not be completed without such a determination at the Court Sanction Hearing. This aligns with the requirements under Section 3(a)(10) of the Securities Act, as the approval must come from a court or other governmental authority that determines the fairness of the transaction.

3.

As stated above, in order for the Acquisition to be completed, the Court must first sanction the Scheme at the Court Sanction Hearing, where the Court will consider whether the terms and conditions of the Acquisition are fair to DS Smith Shareholders and will not sanction the Scheme without such a finding of fairness. Prior to the Court Sanction Hearing, the Court will also be informed by the submission of a witness statement that the Section 3(a)(10) exemption will be relied upon by the Company. This satisfies the requirements under Section 3(a)(10) of the Securities Act, insofar as the Court will consider the fairness of the Acquisition and will not sanction the Scheme without such a finding of fairness and the Court will be advised before the hearing that the Company will rely on the Section 3(a)(10) exemption.

4.

As stated above, the Court will hold the Court Sanction Hearing prior to sanctioning the Scheme and permitting the parties to complete the Acquisition, where the Court will consider the fairness of the terms and conditions of the Acquisition. This satisfies Section 3(a)(10) of the Securities Act insofar as the Court will hold a hearing before approving the fairness of the terms and conditions of the Acquisition.

U.S. Securities and Exchange Commission

September 3, 2024

5.

The Court is expressly authorized to hold the Court Sanction Hearing under s.899 of the UK Companies Act 2006. This satisfies Section 3(a)(10) of the Securities Act insofar as the Court is expressly authorized by law to hold the Court hearing.

6.

The Court Sanction Hearing will be open to all DS Smith Shareholders to attend. This satisfies Section 3(a)(10) of the Securities Act insofar as the fairness hearing of the Court is open to all DS Smith Shareholders.

7.

Once the time and date of the Court Sanction Hearing is confirmed, a public announcement will be made sufficiently in advance of the Court Sanction Hearing to provide adequate notice to DS Smith Shareholders. DS Smith Shareholders will also be informed that the Court Sanction Hearing will be held in due course in the Scheme Document, which contains the terms and conditions of the Acquisition, and which is expected to be published and sent to the DS Smith Shareholders on or around the date of the Proxy Statement. This satisfies Section 3(a)(10) of the Securities Act insofar as there is adequate notice of the hearing given to the relevant persons.

8.

The Court will ensure that there will be no improper impediments to DS Smith Shareholders being able to attend the Court Sanction Hearing. This satisfies Section 3(a)(10) of the Securities Act insofar as there are no improper impediments to the appearance by the relevant persons at the hearing.

Furthermore, we would like to draw the Staff’s attention to a number of precedent transactions similarly situated to the Acquisition, where the parties relied on the exemption from registration available under Section 3(a)(10) of the Securities Act: (i) the business combination between Vantiv, Inc., a Delaware company that was listed on the New York Stock Exchange (“NYSE”) and Worldpay Group plc, an English company that was listed on the London Stock Exchange (“LSE”), which completed on January 16, 2018; (ii) the business combination between NortonLifeLock Inc., a Delaware corporation that was listed on the Nasdaq Stock Market (the “Nasdaq”), and Avast plc, an English company that was listed on the LSE, which completed on September 12, 2022; (iii) the business combination between Ball Corporation, an Indiana corporation listed on the NYSE and Rexam plc, an English company that was listed on the LSE, which completed on June 30, 2016; (iv) the business combination between CME Group Inc., a Delaware corporation listed on the Nasdaq, and NEX Group plc, an English company listed on the LSE, which completed on November 2, 2018; and (v) the business combination between Colfax Corporation, a Delaware corporation that was listed on the NYSE and Charter International plc, an English company that was listed on the LSE, which completed on January 13, 2012.

U.S. Securities and Exchange Commission

September 3, 2024

The Company respectfully advises the Staff that it has revised the disclosure on page 149 of the Amended Proxy Statement in response to the Staff’s comment to discuss the exemption from the registration requirements provided by Section 3(a)(10) of the Securities Act for the issuance of the New International Paper Shares in further detail.

* * *

Please contact Lorenzo Corte at +44 20 7519-7025 of Skadden, Arps, Slate, Meagher & Flom (UK) LLP should you have any questions or require further information.

Very truly yours,

/s/ Lorenzo Corte

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

cc:	Amanda Jenkins

International Paper Company

cc:	Steven W. Hieatt

International Paper Company

cc:	Melissa Sawyer

Sullivan & Cromwell LLP